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Invesco Advisers, Inc.

11 Greenway Plaza, Suite 1000 Houston, TX 77046-1173

April 22, 2021

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Jaea Hahn, Esq.

Re: AIM Growth Series (Invesco Growth Series) (the "Registrant")

File Nos. 002-57526; 811-02699

CIK No. 0000202032

Responses to Comments on Post-Effective Amendment No. 162

Dear Ms. Hahn:

We thank you for your comments, provided on April 19-20, 2021, to our response letter filed on April 15, 2021, on behalf of Invesco Peak Retirement 2010 Fund (the "Fund"), a series of the Registrant. Any disclosure changes required by these responses will be incorporated into a filing made pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the "Act") for the Registrant scheduled to be filed on or about April 29, 2021. Each of your comments is set forth below in bold with the Registrant's response immediately below each comment.

Fund Summary and Statutory Prospectus

1.Supplementally, for the fee table, please clarify the basis for the calculation of "Other Expenses" and provide estimated net assets in the first year. We note these "Other Expenses," though most of which are waived, are high.

Response: The Fund's estimated "Other Expenses" reflect the anticipated size of the Fund during the first year of operations, which is expected to be relatively small. "Other Expenses" were based on estimated first-year average net assets of $1,150,000. Certain fixed costs comprising the "Other Expenses" are driving the expense ratio of the Fund. Specifically, those costs are associated with the following: Accounting; Auditing; Custodian; Directors; Legal; Miscellaneous; Printing; and State Filing Fees. Since such costs do not vary with the size of the Fund, they result in a higher gross total expense ratio while the Fund is small. In addition, organizational and start-up expenses are included in the estimated "Other Expenses." Due to the anticipated initial small size of the Fund and the inclusion of these fixed and organizational expenses, the Fund's "Other Expenses" are estimated to be high because the Fund is not expected to realize economies of scale in the first year. As noted, the investment adviser has contractually agreed to waive fees and reimburse expenses to reduce the Fund's actual net expenses for the first year, as reflected in the fee table.

2.In the disclosure, where appropriate, please discuss the high ratio generally (e.g., are

"Other Expenses" expected to be higher for a new series than more mature series).

Response: The Fund has revised footnote 2 of the Fee Table as follows:

2."Other Expenses" are based on estimated amounts for the current fiscal year, and are expected to be higher for a recently launched fund than a more mature fund.

3.We note your response to comments 2-4. Please include the disclosure from your response to comment 2 in the first paragraph of the principal investment strategy:

"The Fund is designed for investors who retired in 2010 and/or began to withdraw their retirement assets around 2010. The Fund follows a glide path that adjusts the combination of Underlying Funds to generally become more conservative over time, until the Fund reaches its destination point, which is approximately 15 years after the target retirement date stated in the Fund's name (2025 for the Fund)."

Response: The requested disclosure has been added.

We will also be filing a revised 485(b)(1)(vii) letter that relates to the Fund and the existing funds in the Peak Retirement Series under separate cover.

We believe that this information responds to your comments. Should you have any questions regarding these matters, please call me at (212) 652-4277.

Sincerely,

/s/ Amy E. Shapiro

Amy E. Shapiro

Senior Counsel

cc:Taylor V. Edwards, Esq. Matt DiClemente, Esq. Mena Larmour, Esq.

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